SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 15)

                              Terra Industries Inc.
                                (Name of Issuer)

                           Common Stock, no par value
                         (Title of Class of Securities)

                                    457729101
                                 (CUSIP Number)


                                    N. Jordan
                                    Secretary
                                     Minorco
                                Boite Postale 185
                             L-2011 Luxembourg City
                                   Luxembourg
                           Telephone: 011-352-404-1101

                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                 March 26, 1999
             (Date of Event which Requires Filing of this Statement)

                             =======================

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

CUSIP No.  457729101

(1)        Name of Reporting Person
           S.S. or I.R.S. Identification No. of Above Person

                              MINORCO

(2)        Check the Appropriate Box if a Member of a Group (See Instructions)

[_]        (a)

[_]        (b)

(3)        SEC Use Only

(4)        Source of Funds (See Instructions)             WC, OO

(5)        Check if Disclosure of Legal Proceedings is Required Pursuant to
           Item 2(d) or 2(e).

(6)        Citizenship or Place of Organization           Luxembourg


Number of  (7)  Sole Voting Power        By Subsidiary: 42,560,725 Common Shares
 Shares
 Benefi-   (8)  Shared Voting Power
 cially
Owned by   (9)  Sole Dispositive Power   By Subsidiary: 42,560,725 Common Shares
  Each
Reporting  (10) Shared Dispositive Power
 Person
  With


(11)       Aggregate Amount Beneficially Owned by Each Reporting Person:
           42,560,725 Common Shares

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

(13)       Percent of Class Represented by Amount in Row (11)

(14)       Type of Reporting Person (See Instructions):         CO

CUSIP No.  457729101

(1)        Name of Reporting Person
           S.S. or I.R.S. Identification No. of Above Person

                            TAURUS INTERNATIONAL S.A.

(2)        Check the Appropriate Box if a Member of a Group (See Instructions)

[_]        (a)

[_]        (b)

(3)        SEC Use Only

(4)        Source of Funds (See Instructions)             WC, OO

(5)        Check if Disclosure of Legal Proceedings is Required Pursuant to
           Item 2(d) or 2(e).

(6)        Citizenship or Place of Organization           Luxembourg


Number of  (7)      Sole Voting Power          Directly:        37,160,725;
 Shares                                        By Subsidiary:   5,400,000
 Benefi-   (8)      Shared Voting Power
 cially
Owned by   (9)      Sole Dispositive Power     Directly:        37,160,725;
  Each                                         By Subsidiary:   5,400,000
Reporting  (10)     Shared Dispositive Power
 Person
  With


(11)       Aggregate Amount Beneficially Owned by Each Reporting Person:
           42,560,725 as follows:
           Directly:  37,160,725;         By Subsidiary:  5,400,000

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

(13)       Percent of Class Represented by Amount in Row (11)       56.8%

(14)       Type of Reporting Person (See Instructions):             CO

CUSIP No.  457729101

(1)        Name of Reporting Person
           S.S. or I.R.S. Identification No. of Above Person

                      TAURUS INVESTMENTS S.A.

(2)        Check the Appropriate Box if a Member of a Group (See Instructions)

[_]        (a)

[_]        (b)

(3)        SEC Use Only

(4)        Source of Funds (See Instructions)                WC, OO

(5)        Check if Disclosure of Legal Proceedings is Required Pursuant to
           Item 2(d) or 2(e).

(6)        Citizenship or Place of Organization              Luxembourg


Number of  (7)   Sole Voting Power             5,400,000 Common Shares
 Shares
 Benefi-   (8)   Shared Voting Power
 cially
Owned by   (9)   Sole Dispositive Power        5,400,000 Common Shares
  Each
Reporting  (10)  Shared Dispositive Power
 Person
  With


(11)       Aggregate Amount Beneficially Owned by Each Reporting Person:
           42,560,725 as follows:
           Directly:  5,400,000        By Parent:  37,160,725

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

(13)       Percent of Class Represented by Amount in Row (11)

(14)       Type of Reporting Person (See Instructions):            CO

Item 1.           Security and Issuer.

                  This Amendment No. 15 to the Schedule 13D, dated August 3, 1983, of Minerals and Resources Corporation (as amended by Amendments Nos.1 through 14, the "Schedule 13D"), is filed to reflect information required pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, as amended (the "Act"), relating to common shares, no par value, of Terra Industries, Inc. ("Terra"), a Maryland corporation, with its principal executive offices located at Terra Center, 600 4th Street, Sioux City, Iowa 51101.


Item 2.           Identity and Background.

                  Item 2 of the Schedule 13D is amended by deleting Annex A in its entirety and substituting in its place Annex A to this Amendment No. 15.


Item 4.           Purpose of Transaction.

                  Item 4 is amended in its entirety to read as follows:

                  "Minorco and AAC have previously announced an agreement in principle to combine their businesses into a new UK domiciled company, Anglo American plc, which is expected to occur by the end of May 1999. Although Minorco had previously announced that it would divest the common shares of Terra prior to the completion of the combination, Minorco has now determined that it might not sell until after the combination or some later date. Minorco will determine the timing of its course of action based on market and other conditions and will continue to evaluate its position."

                                    SIGNATURE



               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                     MINORCO


                                     By: /s/ David E. Fisher
                                         ---------------------------------
                                         Name:  David E. Fisher
                                         Title: Finance Director


                                     TAURUS INTERNATIONAL S.A.


                                     By: /s/ David E. Fisher
                                         ---------------------------------
                                         Name:  David E. Fisher
                                         Title: Finance Director


                                     TAURUS INVESTMENTS S.A.


                                     By: /s/ David E. Fisher
                                         ---------------------------------
                                         Name:  David E. Fisher
                                         Title: Finance Director


Date: March 26, 1999

                                     Annex A


I. The following table sets forth certain information concerning each of the Directors and other Officers of Minorco.

The following list sets forth the names of certain Directors and Executive Officers of Minorco and the sections of this Annex "A" in which other information concerning them is set out, to which sections reference is hereby made:


Name:                               J. Ogilvie Thompson (Director and Chairman)
Citizenship:                        South African
Business Address:                   44 Main Street, Johannesburg, 2001,
                                    Republic of South Africa

Principal Occupation:               Chairman of Minorco, Deputy Chairman of De
                                    Beers & Centenary, Executive Director &
                                    Chairman of AAC, Director of Anglo American
                                    Gold Investment Company Limited ("Amgold")
                                    (gold investment company); Non-Executive
                                    Director, AngloGold Ltd ("AngloGold") (a public gold company)

Name:                               J. R. de Aragao Bozano (Director)
Citizenship:                        Brazilian
Business Address:                   Banco Bozano Simonsen S. A., 138
                                    Avenida Rio Branco, Rio de Janeiro, Brazil
Principal Occupation:               Chairman of the Board, Banco Bozano Simonsen
                                    de Investimento S. A. (Merchant bank) and
                                    Chairman of the Board, Cia. Bozano Simonsen
                                    Comercio e Industria S. A. (Commercial Bank)

Name:                               A.R. Attwood (Treasurer)
Citizenship:                        British
Business Address:                   9 rue Sainte Zithe
                                    L-2763 Luxembourg City, Luxembourg
Principal Occupation:               Treasurer, Minorco

Name:                               O. A. Bavinton (Senior Vice President,
                                    Exploration)
Citizenship:                        British
Business Address:                   40 Holborn Viaduct
                                    London, England  ECIN 2PQ
Principal Occupation:               Vice President, Exploration, Minorco

Name:                               Edward G. Beimfohr (Director)
Citizenship:                        United States of America
Business Address:                   320 Park Avenue

                                    New York, New York 10022-6815
Principal Occupation:               Partner, Lane & Mittendorf (Law Firm)

Name:                               P. C. D. Burnell (Executive Director)
Citizenship:                        British
Business Address:                   40 Holborn Viaduct
                                    London, England  EC1N 2PQ
Principal Occupation:               Executive Director, Minorco

Name:                               T.H. Claiborne (Vice President)
Citizenship:                        United States
Business Address:                   40 Holborn Viaduct
                                    London, England  EC1N 2PQ
Principal Occupation:               Vice President & Secretary to the London
                                    Executive

Name:                               C.B. Corrin (Senior Vice President)
Citizenship:                        British
Business Address:                   40 Holborn Viaduct
                                    London, England  EC1N 2PQ
Principal Occupation:               Senior Vice President, Minorco

Name:                               C. A. Crocker (Director)
Citizenship:                        United States of America
Business Address:                   Georgetown University
                                    School of Foreign Service
                                    Intercultural Centre, Room 813
                                    Washington D.C. 20057
Principal Occupation:               Research Professor of Diplomacy

Name:                               Viscount Etienne Davignon (Director)
Citizenship:                        Belgian
Business Address:                   30 Rue Royale, B-1000
                                    Brussels, Belgium
Principal Occupation:               Chairman, Societe Generale de Belgique
                                    (Bank)

Name:                               J.M.N. Evans (Executive Vice President)
Citizenship:                        British
Business Address:                   40 Holborn Viaduct
                                    London, England  EC1N 2PQ
Principal Occupation:               Executive Vice President - Technical,
                                    Minorco

Name:                               K.R. Farrell (Controller)
Citizenship:                        British
Business Address:                   9 rue Sainte Zithe

                                    L-2763 Luxembourg City, Luxembourg
Principal Occupation:               Controller, Minorco

Name:                               David E. Fisher (Executive Director)
Citizenship:                        British
Business Address:                   Boite Postale 185
                                    L-2011 Luxembourg City, Luxembourg
Principal Occupation:               Finance Director, Minorco; Director,
                                    Terra Industries Inc.

Name:                               M.J. Gordon (Executive Vice President)
Citizenship:                        British
Business Address:                   40 Holborn Viaduct
                                    London, England  EC1N 2PQ
Principal Occupation:               Executive Vice President - Head of Strategic
                                    Planning and Special Projects, Minorco

Name:                               F. K. J. Jackson (Senior Vice President)
Citizenship:                        British
Business Address:                   40 Holborn Viaduct
                                    London, England  EC1N 2PQ
Principal Occupation:               Senior Vice President, Minorco

Name:                               N. Jordan (Secretary)
Citizenship:                        British
Business Address:                   9 rue Sainte Zithe
                                    L-2763 Luxembourg City, Luxembourg
Principal Occupation:               Secretary, Minorco

Name:                               B.L. Keisler (Senior Vice President)
Citizenship:                        United States
Business Address:                   40 Holborn Viaduct
                                    London, England  EC1N 2PQ
Principal Occupation:               Senior Vice President, General Counsel
                                    and Head of Legal Services, Minorco

Name:                               M. W. King (Director)
Citizenship:                        South African
Business Address:                   44 Main Street, Johannesburg,  2001
                                    Republic of South Africa
Principal Occupation:               Executive Director and Deputy Chairman,
                                    Director and Finance Division Head, AAC;
                                    Non-Executive Director, AngloGold

Name:                               Anthony W. Lea (Executive Director)
Citizenship:                        South African

Business Address:                   40 Holborn Viaduct
                                    London, England  EC1N 2PQ
Principal Occupation:               Executive Director, Minorco;
                                    Director, AAC;
                                    Director, Terra Industries Inc.;
                                    Director, Engelhard Corporation

Name:                               J. E. Oppenheimer (Director)
Citizenship:                        German & Brazilian
Business Address:                   Av Pedro de Valdivia 295
                                    Santiago, Chile
Principal Occupation:               President, Minorco Argentina and Director of
                                    Empresa Minera de Mantos Blancos S.A.
                                    (Producer of copper & silver)

Name:                               N. F. Oppenheimer (Director)
Citizenship:                        South African
Business Address:                   44 Main Street, Johannesburg, 2001
                                    Republic of South Africa
Principal Occupation:               Director and Chairman, De Beers, Centenary,
                                    Deputy Chairman and Director, AAC, Chairman,
                                    Amgold; Non-Executive Chairman, AngloGold

Name:                               C. E. Ritchie (Director)
Citizenship:                        Canadian
Business Address:                   44 King Street West
                                    Toronto, Ontario  M5H 1E2
Principal Occupation:               Former Chairman & CEO, Bank of Nova Scotia
                                    (Commercial bank)

Name:                               R.S. Robertson (Senior Vice President)
Citizenship:                        British
Business Address:                   40 Holborn Viaduct
                                    London, England  EC1N 2PQ
Principal Occupation:               Senior Vice President and Managing Director
                                    Industrial Minerals Division, Minorco

Name:                               H-J. Schreiber (Director)
Citizenship:                        German
Business Address:                   Bestor Investers Ltd.
                                    10, Collyer Quay
                                    11-01, Ocean Bldg.
                                    Singapore 0104
Principal Occupation:               Chairman, Bestor Investers Pte. Ltd.
                                    (Consulting firm)

Name:                               Henry R. Slack (President and Chief
                                    Executive)
Citizenship:                        United States of America
Business Address:                   40 Holborn Viaduct
                                    London, England  EC1N 2PQ
Principal Occupation:               President and Chief Executive, Minorco;
                                    Director, Terra Industries Inc.;
                                    Director, Engelhard Corporation

Name:                               H.F. Torkington (Vice President)
Citizenship:                        British
Business Address:                   40 Holborn Viaduct
                                    London, England  EC1N 2PQ
Principal Occupation:               Vice President & Deputy Head of
                                    Corporate Finance, Minorco

Name:                               A. J. Trahar (Director)
Citizenship:                        South African
Business Address:                   44 Main Street, Johannesburg, 2001,
                                    Republic of South Africa
Principal Occupation:               Executive Director, AAC;
                                    Director and Deputy Chairman, Anglo American
                                    Industrial Corporation ("Amic");
                                    Executive Chairman, Mondi Limited
                                    (Paper manufacturer)

Name:                               D.A. Turner (Senior Vice President)
Citizenship:                        British
Business Address:                   9, rue Sainte Zithe
                                    L-2763 Luxembourg
Principal Occupation:               Senior Vice President - Finance, Minorco

Name:                               N.K. Von Schirnding (Vice President,
                                    Investor & Corporate Affairs)
Citizenship:                        South African
Business Address:                   40 Holborn Viaduct
                                    London, England  EC1N 2PQ
Principal Occupation:               Vice President, Investor & Corporate
                                    Affairs, Minorco

Name:                               T.C.A. Wadeson (Director)
Citizenship:                        British
Business Address:                   44 Main Street, Johannesburg, 2001,
                                    Republic of South Africa
Principal Occupation:               Executive Director & Group Technical
                                    Director, AAC; Non-Executive Director,
                                    AngloGold

Name:                               P.G. Whitcutt (Senior Vice President)
Citizenship:                        South African
Business Address:                   40 Holborn Viaduct
                                    London, England  EC1N 2PQ
Principal Occupation:               Senior Vice President & Head of Corporate
                                    Finance, Minorco

Name:                               P.S. Wilmot-Sitwell (Director)
Citizenship:                        British
Business Address:                   40 Holborn Viaduct
                                    London, England  EC1N 2PQ
Principal Occupation:               Chairman, Mercury World Mining Trust

Name:                               J.B. Winter (Director)
Citizenship:                        United States of America
Business Address:                   10 Winding Lane
                                    Orinda, CA  94563
Principal Occupation:               Retired - formerly Chief Executive Officer
                                    of Magma Copper & BHP Copper

Name:                               G. S. Young (Executive Director)
Citizenship:                        South African
Business Address:                   Praca de Republica, 497-8 andar,
                                    01045 - Sao Paulo - SP, Brazil
Principal Occupation:               Executive Director, Minorco


II. The following table sets forth certain information concerning each of the Directors and Officers of Taurus Investments.

The following list sets forth the names of certain Directors and Officers of Taurus Investments and the sections of this Annex "A" in which other information concerning them is set out, to which sections reference is hereby made:

D.E. FISHER                 (Director)                                 SECTION I
A.W. LEA                    (Director)                                 SECTION I
N. JORDAN                   (Director)                                 SECTION I
D.A. TURNER                 (Director)                                 SECTION I


III. The following table sets forth certain information concerning each of the Directors and Officers of Taurus International.

The following list sets forth the names of certain Directors and Officers of Taurus Investments and the sections of this Annes "A" in which other information concerning them is set out, to which sections reference is hereby made:

D.E. FISHER                   (Director)                         SECTION I
N. JORDON                     (Director)                         SECTION I
D.A. TURNER                   (Director)                         SECTION I

IV. The following table sets forth certain information concerning each of the Executive Directors, Directors, Alternate Directors and other Officers of AAC.

The following list sets forth the names of certain Executive Directors, Directors, Alternate Directors and Officers of AAC and the sections of this Annex "A" in which other information concerning them is set out, to which sections reference is hereby made:

P.C.D. BURNELL                 (Director)                              SECTION I
M.W. KING                      (Executive Director)                    SECTION I
A.W. LEA                       (Director)                              SECTION I
N.F. OPPENHEIMER               (Deputy Chairman and Director)          SECTION I
R. S. ROBERTSON                (Alternate Director)                    SECTION I
H. R. SLACK                    (Director)                              SECTION I
J. OGILVIE THOMPSON            (Chairman and Executive Director)       SECTION I
A.J. TRAHAR                    (Director)                              SECTION I
T. C. A. WADESON               (Group Technical Director)              SECTION I
G. S. YOUNG                    (Executive Director)                    SECTION I


Name:                          P.R.N. Arthur (Alternate Director)
Citizenship:                   South African
Business Address:              44 Main Street, Johannesburg, 2001,
                               Republic of South Africa
Principal Occupation:          Alternate Director and General Counsel, AAC

Name:                          P.A. Armstrong (Secretary)
Citizenship:                   South African
Business Address:              44 Main Street, Johannesburg, 2001
                               Republic of South Africa
Principal Occupation:          Secretary, AAC

Name:                          P. M. Baum (Executive Director)
Citizenship:                   South African
Business Address:              44 Main Street, Johannesburg, 2001

                               Republic of South Africa
Principal Occupation:          Executive Director, AAC;
                               Chief Executive, Anglo American Corporation
                               Services Limited (Services Company)

Name:                          L. Boyd (Executive Director)
Citizenship:                   South African
Business Address:              44 Main Street, Johannesburg, 2001
                               Republic of South Africa
Principal Occupation:          Executive Director and Deputy Chairman, AAC;
                               Director and Chairman, Amic

Name:                          W.F. Bragg (Alternate Director)
Citizenship:                   British
Business Address:              44 Main Street, Johannesburg 2001
                               Republic of South Africa
Principal Occupation:          Alternate Director and Finance Manager, Corporate
                               & International Finance Department, AAC

Name:                          H. M. Brown (Alternate Director)
Citizenship:                   South African
Business Address:              44 Main Street, Johannesburg, 2001
                               Republic of South Africa
Principal Occupation:          Alternate Director and Consulting Engineer, AAC

Name:                          C.J. Buys
Citizenship:                   South African
Business Address:              44 Main Street, Johannesburg, 2001
                               Republic of South Africa
Principal Occupation:          Alternate Director and Senior Economic
                               Consultant, AAC

Name:                          A. H. Calver (Executive Director)
Citizenship:                   British
Business Address:              44 Main Street, Johannesburg, 2001
                               Republic of South Africa
Principal Occupation:          Group Deputy Technical Director, Engineering, AAC

Name:                          Dr. J. W. Campbell (Executive Director)
Citizenship:                   British
Business Address:              44 Main Street, Johannesburg, 2001
                               Republic of South Africa
Principal Occupation:          Executive Director, AAC;
                               Managing Director, De Beers Industrial Diamond
                               Division (Pty) Limited (Diamond trading company);

                               Director and Chairman, Anglo American Coal
                               Corporation Limited ("Amcoal"); Director, De
                               Beers & Centenary; Non-Executive Director,
                               AngloGold

Name:                          R.V. Danchin (Executive Director)
Citizenship:                   Australian
Business Address:              44 Main Street, Johannesburg, 2001
                               Republic of South Africa
Principal Occupation:          Executive Director, Group Deputy Technical
                               Director, Geology and Chairman, New Mining
                               Business Division, AAC

Name:                          B.E. Davison (Director)
Citizenship:                   South African
Business Address:              28 Harrison Street, Johannesburg, 2001
                               Republic of South Africa
Principal Occupation:          Director, AAC;
                               Managing Director, Anglo American Platinum
                               Corporation Limited (Platinum investment company)

Name:                          A.D. Deuchar (Executive Director)
Citizenship:                   Australian
Business Address:              44 Main Street, Johannesburg, 2001
                               Republic of South Africa
Principal Occupation:          Executive Director and Group Deputy Technical
                               Director Metallurgy, AAC

Name:                          J.F. Drysdale (Alternate Director)
Citizenship:                   British
Business Address:              44 Main Street, Johannesburg, 2001
                               Republic of South Africa
Principal Occupation:          Alternate Director, AAC

Name:                          C.T. Elphick (Director)
Citizenship:                   South African
Business Address:              44 Main Street, Johannesburg, 2001
                               Republic of South Africa
Principal Occupation:          Director, AAC;
                               Director, E. Oppenheimer & Son (Pty) Ltd
                               (Investment holding company)

Name:                          D.M.L. Farrv (Assistant Secretary)
Citizenship:                   South African
Business Address:              44 Main Street, Johannesburg, 2001

                               Republic of South Africa
Principal Occupation:          Assistant Secretary, AAC

Name:                          D.G.K. Fish (Alternate Director)
Citizenship:                   South African
Business Address:              44 Main Street, Johannesburg, 2001
                               Republic of South Africa
Principal Occupation:          Alternate Director and Finance Director, New
                               Mining Business Division, AAC

Name:                          R.M. Godsell (Director)
Citizenship:                   South African
Business Address:              44 Main Street, Johannesburg, 2001
                               Republic of South Africa
Principal Occupation:          Executive Director and Chief Executive, AngloGold

Name:                          M.J. Henrey (Alternate Director)
Citizenship:                   South African
Business Address:              44 Main Street, Johannesburg, 2001
                               Republic of South Africa
Principal Occupation:          Alternate Director & Director, E. Oppenheimer and
                               Son (Pty) Limited (Investment holding firm)

Name:                          G.M. Holford (Alternate Director)
Citizenship:                   South African
Business Address:              44 Main Street, Johannesburg, 2001
                               Republic of South Africa
Principal Occupation:          Alternate Director & Finance Manager, Financial
                               Management and Consulting Services, AAC

Name:                          J.A. Holmes (Director)
Citizenship:                   British
Business Address:              44 Main Street, Johannesburg, 2001
                               Republic of South Africa
Principal Occupation:          Director, AAC

Name:                          K.M. Hosking (Alternate Director)
Citizenship:                   South African
Business Address:              44 Main Street, Johannesburg, 2001
                               Republic of South Africa
Principal Occupation:          Alternate Director, AAC;
                               Managing Director, Anglo American Farms Limited
                               (Farming company)

Name:                          J.C.L. Keswick (Director)
Citizenship:                   United Kingdom
Business Address:              41 Tower Hill
                               London EC3N 4HA, England
Principal Occupation:          Director, AAC;
                               Chairman, Hambros Bank Limited;
                               Director, De Beers and Centenary

Name:                          M.G. Khumalo (Director)
Citizenship:                   South African
Business Address:              Consolidated Building, Fox Street
                               Johannesburg 2001, South Africa
Principal Occupation:          Director, AAC

Name:                          G.G.L. Leissner (Alternate Director)
Citizenship:                   South African
Business Address:              First Floor, 11 Diagonal Street
                               Johannesburg, 2001
                               Republic of South Africa
Principal Occupation:          Alternate Director, AAC;
                               Managing Director, Anglo American Property
                               Services (Proprietary) Limited (Property development and administration company);
                               Director and Chairman, Anglo American Properties
                               Limited (Property investment company)

Name:                          R.H. Lloyd (Alternate Director)
Citizenship:                   South African
Business Address:              44 Main Street, Johannesburg 2001
                               Republic of South Africa
Principal Occupation:          Alternate Director and Manager Human Resources,
                               AAC

Name:                          N. Mayer (Alternate Director)
Citizenship:                   South African
Business Address:              44 Main Street, Johannesburg, 2001
                               Republic of South Africa
Principal Occupation:          Alternate Director and Group Deputy Technical
                               Director, Projects, AAC

Name:                          R.G. Mills (Alternate Director)
Citizenship:                   South African
Business Address:              44 Main Street, Johannesburg, 2001
                               Republic of South Africa
Principal Occupation:          Alternate Director and Group Deputy Technical
                               Director - Mining, AAC

Name:                          K.K. Mpinga (Alternate Director)
Citizenship:                   Democratic Republic of Congo
Business Address:              44 Main Street, Johannesburg 2001
                               Republic of South Africa
Principal Occupation:          Alternate Director and Manager, New Business -
                               New Mining Business Division, AAC

Name:                          W.A. Nairn (Executive Director)
Citizenship:                   South African
Business Address:              44 Main Street, Johannesburg 2001
                               Republic of South Africa
Principal Occupation:          Executive Director, AAC

Name:                          G.R. Pardoe (Executive Director)
Citizenship:                   South African
Business Address:              44 Main Street, Johannesburg, 2001
                               Republic of South Africa
Principal Occupation:          Executive Director responsible for financial
                               control, AAC; Director, Anglo American Platinum
                               Corporation Limited ("Amplats");
                               Director, The Southern Life Association Limited
                               (life insurance)

Name:                          G.M. Ralfe (Director)
Citizenship:                   South African
Business Address:              17 Charterhouse Street
                               London EC1N 6RA England
Principal Occupation:          Managing Director, De Beers and Centenary.

Name:                          M.C. Ramaphosa (Director)
Citizenship:                   South African
Business Address:              Fulham House, Hampton Park, 20 Georgian Crescent,
                               Bryanston 2194, Republic of South Africa.
Principal Occupation:          Director, AAC;
                               Director & Deputy Executive Chairman, New Africa
                               Investments Limited (finance company);
                               Director & Chairman, Johnnies Industrial
                               Corporation Limited (investment company)

Name:                          A.E. Redman (Alternate Director)
Citizenship:                   British
Business Address:              44 Main Street, Johannesburg 2001

                               Republic of South Africa
Principal Occupation:          Alternate Director, AAC;
                               Director & Managing Director, Amcoal

Name:                          C.J. Saunders (Director)
Citizenship:                   South African
Business Address:              The Tongaat-Hulett Group Ltd., Main Avenue,
                               Maidstone, 4380, Republic of South Africa
Principal Occupation:          Executive Chairman, The Tongaat-Hulett Group
                               Limited (Industrial processing company);
                               Director, Amic

Name:                          M.W. Spicer (Alternate Director)
Citizenship:                   South African
Business Address:              44 Main Street, Johannesburg, 2001
                               Republic of South Africa
Principal Occupation:          Executive Director and Public Affairs Consultant,
                               AAC

Name:                          B.A. St. John
Citizenship:                   South African
Business Address:              44 Main Street, Johannesburg, 2001
                               Republic of South Africa
Principal Occupation:          Alternate Director and Finance Manager, Corporate
                               and International Finance Department, AAC

Name:                          C.L. Sunter (Executive Director)
Citizenship:                   British
Business Address:              44 Main Street, Johannesburg, 2001
                               Republic of South Africa
Principal Occupation:          Executive Director and Chairman, Corporate
                               Affairs, AAC and Director, Amgold

Name:                          P.M. Weinmann (Group Accountant)
Citizenship:                   South African
Business Address:              44 Main Street, Johannesburg 2001
                               Republic of South Africa
Principal Occupation:          Group Accountant, AAC

Name:                          R.M. Whyte
Citizenship:                   British
Business Address:              44 Main Street, Johannesburg 2001
                               Republic of South Africa
Principal Occupation:          Alternate Director and Consulting Engineer, AAC

Name:                          R.S. Wicks
Citizenship:                   British
Business Address:              44 Main Street, Johannesburg 2001
                               Republic of South Africa
Principal Occupation:          Alternate Director and Senior Marketing Director;
                               Marketing Director, Coal Division, AAC

Name:                          K.H. Williams (Alternate Director)
Citizenship:                   South African
Business Address:              44 Main Street, Johannesburg, 2001
                               Republic of South Africa
Principal Occupation:          Director, AAC and Executive Director, Amgold

Name:                          C.W.P. Yates (Alternate Director)
Citizenship:                   British
Business Address:              44 Main Street, Johannesburg, 2001
                               Republic of South Africa
Principal Occupation:          Alternate Director and Finance Manager, Corporate
                               and International Finance Department, AAC


V. The following table sets forth certain information concerning each of the Directors and other Officers of Centenary.

The following list sets forth the names of the Chairman and certain Directors of Centenary and the sections of this Annex "A" in which other information concerning them is set out, to which sections reference is hereby made:

N.F. OPPENHEIMER               (Director and Chairman)               SECTION I
J. OGILVIE THOMPSON            (Director and Deputy Chairman)        SECTION I
J.W. CAMPBELL                  (Director)                            SECTION IV
R.M. CRAWFORD                  (Director)                            SECTION IV
J.C.L. KESWICK                 (Director)                            SECTION IV
G.M. RALFE                     (Director)                            SECTION IV


Name:                          B. Ainsley (Director)
Citizenship:                   British
Business Address:              55 Marshall Street, Johannesburg 2001
                               Republic of South Africa
Principal Occupation:          Director & Manager - Operations, De Beers

Name:                          G.F.H. Burne (Director)
Citizenship:                   British
Business Address:              Suite 1508, 999 West Hastings Street
                               Vancouver, British Columbia V6C 2W2
                               Canada
Principal Occupation:          Director, De Beers Canada Corporation, Vancouver

Name:                          T.W.H. Capon (Director)
Citizenship:                   British
Business Address:              17 Charterhouse Street
                               London EC1N 6RA, England
Principal Occupation:          Member of the Executive Committee, The Central
                               Selling Organisation

Name:                          R.M. Crawford (Director)
Citizenship:                   South African
Business Address:              44 Main Street
                               Johannesburg, 2001
                               Republic of South Africa
Principal Occupation:          Director, De Beers

Name:                          G.P.K. Kell (Director)
Citizenship:                   South African
Business Address:              De Beers House
                               Cnr Amethyst St & Crownwood Rd.
                               Theta, Johannesburg 2013
                               Republic of South Africa
Principal Occupation:          Finance Director, De Beers

Name:                          L.A. Lincoln (Director)
Citizenship:                   South African
Business Address:              Langensandstrasse 27
                               CH 6000 Lucerne 14
                               Switzerland
Principal Occupation:          Director, De Beers and Centenary

Name:                          B. Marole (Director)
Citizenship:                   Motswana
Business Address:              Private Bag 0018, Gaborone
                               Botswana
Principal Occupation:          Permanent Secretary, Ministry of Mineral
                               Resources and Water Affairs, Botswana

Name:                          A.E. Oppenheimer (Director)
Citizenship:                   British
Business Address:              17 Charterhouse Street
                               London EC1N 6RA
Principal Occupation:          President, The Central Selling Organisation


Name:                          J.P. Pudney (Director)
Citizenship:                   British
Business Address:              17 Charterhouse Street
                               London, England  EC1N 6RA
Principal Occupation:          Member of Executive Committee, The Central
                               Selling Organisation

Name:                          N.P. Wisden (Director)
Citizenship:                   British
Business Address:              17 Charterhouse Street, London, England EC1N 6RA
Principal Occupation:          Member of the Executive Committee, The Central
                               Selling Organisation


VI. The following table sets forth certain information concerning each of the Directors and other Officers of De Beers.

The following list sets forth the names of the Chairman and certain Directors of De Beers and the sections of this Annex A, to which sections reference is hereby made:

N.F. OPPENHEIMER               (Director and Chairman)               SECTION I
J. OGILVIE THOMPSON            (Director and Deputy Chairman)        SECTION I
B. AINSLEY                     (Director)                            SECTION V
G.F.H. BURNE                   (Director)                            SECTION V
J.W. CAMPBELL                  (Director)                            SECTION IV
T.W.H. CAPON                   (Director)                            SECTION V

R.M. CRAWFORD                  (Director)                            SECTION V
G.P.K. KELL                    (Director)                            SECTION V
J.C.L. KESWICK                 (Director)                            SECTION IV
L.A. LINCOLN                   (Director)                            SECTION V
B. MAROLE                      (Director)                            SECTION V
A.E. OPPENHEIMER               (Director)                            SECTION V
J.P. PUDNEY                    (Director)                            SECTION V
G.M. RALFE                     (Director)                            SECTION III
N.P. WISDEN                    (Director)                            SECTION V


Name:                          L.G. Nchindo (Director)
Citizenship:                   Motswana
Business Address:              Debswana House, PO Box 329
                               Gaborone, Botswana
Principal Occupation:          Managing Director of Debswana Diamond Company
                               (Proprietary) Limited


Name:                          S.S.G. Tomelo (Director)
Citizenship:                   Motswana
Business Address:              Private Bag X008
                               Gaborone, Botswana
Principal Occupation:          Permanent Secretary, Ministry of Finance and
                               Development Planning, Botswana